UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2018

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows

On October 11, 2018, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2018. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and the fiscal year ended August 31, 2018. This press release and information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2018 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 11, 2018

PRESS RELEASE
For immediate release

EXFO Reports Fourth Quarter and Fiscal 2018 Results

Q4 2018
▪	Sales reached US$69.2 million
▪	IFRS net loss totaled US$4.0 million
▪	Adjusted EBITDA amounted to US$6.1 million
▪	Announced reorganization plan with US$10.5 million in annualized cost savings

Fiscal 2018
▪	Sales increased 10.8% to US$269.5 million
▪	IFRS net loss attributable to the parent interest[1] totaled US$11.9 million
▪	Adjusted EBITDA amounted to US$17.2 million

QUEBEC CITY, CANADA, October 11, 2018 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF), the communications industry's test, monitoring and analytics experts, announced today financial results for the fourth quarter and fiscal year ended August 31, 2018.

Sales in the fourth quarter of fiscal 2018 reached US$69.2 million compared to US$63.0 million in the fourth quarter of 2017. Annual sales improved 10.8% to US$269.5 million in fiscal 2018 from US$243.3 million in 2017.

Bookings totaled US$63.1 million for a book-to-bill ratio of 0.91 in the fourth quarter of fiscal 2018 compared to US$66.3 million in the fourth quarter of 2017. Overall for fiscal 2018, bookings increased 6.3% to US$267.7 million for a book-to-bill ratio of 0.99 from US$251.8 million in 2017.

Gross margin before depreciation and amortization* attained 60.4% of sales in the fourth quarter of fiscal 2018 compared 61.9% in the fourth quarter of 2017. Gross margin before depreciation and amortization included restructuring charges of 0.7% of sales in the fourth quarter of 2018 and 0.2% in the fourth quarter of 2017. In fiscal 2018, gross margin before depreciation and amortization reached 61.0% of sales compared to 61.2% in 2017. Gross margin before depreciation and amortization included restructuring charges of 0.2% of sales in 2018 and 0.7% in 2017.

In the fourth quarter of fiscal 2018, IFRS net loss amounted to US$4.0 million, or US$0.07 per share, compared to net earnings of US$0.8 million, or US$0.02 per share, in the fourth quarter of 2017. Net loss in the fourth quarter of 2018 included net expenses totaling US$6.6 million: US$1.7 million in after-tax amortization of intangible assets, US$0.5 million in stock-based compensation costs, US$3.4 million in after-tax restructuring changes, US$0.9 million for the deferred revenue fair-value adjustment related to the Astellia acquisition, and a foreign exchange loss of US$0.1 million.

In fiscal 2018, IFRS net loss attributable to the parent interest1 totaled US$11.9 million, or US$0.22 per share, compared to net earnings of US$0.9 million, or US$0.02 per share, in 2017. Net loss in 2018 included net expenses totaling US$17.1 million: US$9.4 million in after-tax amortization of intangible assets, US$1.7 million in stock-based compensation costs, US$3.4 million in after-tax restructuring charges, US$2.1 million for the deferred revenue fair-value adjustment related to the Astellia acquisition, US$0.7 million for the positive change in the fair value of the cash contingent consideration related to the Ontology acquisition, US$2.5 million in after-tax acquisition-related costs, and a foreign exchange gain of US$1.3 million.

Adjusted EBITDA* amounted to US$6.1 million, or 8.8% of sales, in the fourth quarter of fiscal 2018 compared US$8.5 million, or 13.6% of sales, in the fourth quarter of 2017. In fiscal 2018, adjusted EBITDA totaled US$17.2 million, or 6.4% of sales, compared to US$22.0 million, or 9.1% of sales, in 2017.

On August 21, 2018, EXFO announced a reorganization plan to fast-track the integration of newly acquired monitoring and analytics solutions, while reducing the company's overall cost structure. Once completed in the second half of fiscal 2019, the reorganization is expected to deliver annualized cost savings of US$10.5 million.

EXFO closed two acquisitions in fiscal 2018: Astellia, a leading provider of mobile network and subscriber intelligence, and Yenista Optics, a supplier of advanced optical test equipment for the R&D and manufacturing markets. Astellia generated revenue of US$16.4 million during seven months under EXFO in 2018, while Yenista's revenue contribution was not material. Astellia's sales were reduced by US$2.1 million to account for acquisition-related fair value adjustment of deferred revenue.

"During fiscal 2018, we made significant progress to strategically transform EXFO into a supplier of software-intensive, end-to-end solutions and analytics for fiber, mobile and virtualized networks," said Philippe Morin, EXFO's Chief Executive Officer. "While communications service providers are undergoing fundamental changes to their business models and network architectures with upcoming 5G and IoT deployments, EXFO has positioned itself as a supplier of choice delivering superior network performance, service reliability and subscriber insights through the acquisitions of Astellia and Ontology."

"Although these transformations are mostly unfolding according to plan, I am disappointed with our financial results in 2018 due to deal delays and the current market environment," Mr. Morin added. "Nonetheless, we have planned significant improvements for 2019 with an increased focus on execution."

1Represents net loss excluding share of the net loss attributable to Astellia's minority shareholders.

Selected Financial Information
(In thousands of US dollars)

	Q4 2018	Q4 2017	FY 2018	FY 2017

Physical-layer sales	$43,178	$40,802	$172,912	$161,864
Protocol-layer sales	25,960	22,122	95,759	81,905
Foreign exchange gains (losses) on forward exchange contracts	78	57	875	(468)
Total Sales	$69,216	$62,981	$269,546	$243,301

Physical-layer bookings	$37,515	$39,322	$172,094	$165,886
Protocol-layer bookings	25,545	26,943	94,724	86,348
Foreign exchange gains (losses) on forward exchange contracts	78	57	875	(468)
Total Bookings	$63,138	$66,322	$267,693	$251,766
Book-to-bill ratio (Bookings/Sales)	0.91	1.05	0.99	1.03

Gross margin before depreciation and amortization*	$41,790	$39,009	$164,542	$148,972
	60.4%	61.9%	61.0%	61.2%

Other selected information:
IFRS net earnings (loss) attributable to the parent interest[1]	$(3,951)	$844	$(11,902)	$851
Amortization of intangible assets	$1,942	$1,048	$10,327	$3,289
Stock-based compensation costs	$468	$431	$1,748	$1,414
Restructuring charges	$4,559	$1,266	$4,559	$5,079
Change in fair value of cash contingent consideration	$46	$(383)	$(670)	$(383)
Acquisition-related deferred revenue fair value adjustment	$873	$–	$2,095	$–
Share in net loss of an associate	$–	$–	$2,080	$–
Gain on deemed disposal of the investment in an associate	$–	$–	$(2,080)	$–
Foreign exchange (gain) loss	$77	$2,943	$(1,309)	$978
Income tax effect of the above items	$(1,329)	$(275)	$(2,033)	$(858)
Adjusted EBITDA*	$6,098	$8,545	$17,198	$22,041

Operating Expenses
Selling and administrative expenses totaled US$24.7 million, or 35.7% of sales, in the fourth quarter of fiscal 2018 compared to US$20.8 million, or 33.1% of sales, in the fourth quarter of 2017. In fiscal 2018, selling and administrative expenses amounted to US$98.8 million, or 36.7% of sales, compared to US$86.3 million, or 35.5% of sales, in 2017.

Net R&D expenses amounted to US$16.7 million, or 24.1% of sales, in the fourth quarter of fiscal 2018 compared to US$11.3 million, or 17.8% of sales, in the fourth quarter of 2017. In fiscal 2018, net R&D expenses totaled US$57.2 million, or 21.2% of sales, compared to US$47.2 million, or 19.4% of sales, in 2017.

Fiscal 2018 Highlights
▪
Sales. Total sales increased 10.8% to US$269.5 million in fiscal 2018 mainly due to revenue contributions from the Astellia and Yenista acquisitions, market-share gains in Physical-layer testing and the positive currency impact. Sales of Physical-layer solutions (optical and copper access) increased 6.8% year-over-year, while sales of Protocol-layer solutions (transport, datacom, service assurance, analytics and wireless products) improved 16.9%.

Annual sales in Europe, Middle East and Africa (EMEA) and Asia-Pacific regions increased 36.4% and 6.5%, respectively, while sales in the Americas remained relatively flat year-over-year.

EXFO's largest customer accounted for 9.1% of sales in fiscal 2018, while the company's top-three customers represented 15.9%. In comparison, EXFO's largest customer accounted for 10.1% of sales in 2017, while the company's top-three customers represented 18.4%.

▪
Profitability. IFRS net loss attributable to the parent interest totaled US$11.9 million in fiscal 2018 compared to net earnings attributable to the parent interest of US$0.9 million in 2017. Adjusted EBITDA amounted to US$17.2 million in 2018 compared to US$22.0 million in 2017. EXFO also generated US$14.4 million in cash flows from operating activities in 2018 compared to US$12.9 million in 2017.

•
Innovation. EXFO launched seven major solutions in fiscal 2018. New product introductions included a compact 400G test solution for network equipment manufacturers, carrier labs and data centers. The company also introduced SkyRan, a remote access monitoring solution for fiber-based fronthaul networks. Developed in collaboration with tier-1 mobile network operators, SkyRAN provides real-time, on-demand testing and 24/7 monitoring of optical networks and radio frequency spectrum. Other key product introductions included EX1, a multipurpose test solution for validating bandwidth speeds up to full line rate Gigabit Ethernet and for monitoring quality of experience at customer premises; an optical spectrum analyzer delivering in-service optical signal-to-noise ratio (OSNR) measurements for high-speed networks; and an automated network troubleshooting solution that links performance measurements to network topology to deliver service degradation diagnosis.

Business Outlook
EXFO forecasts IFRS sales between US$66.0 million and US$71.0 million for the first quarter of fiscal 2019; the company anticipates that IFRS sales will be reduced by US$0.9 million to account for the acquisition-related fair value adjustment of deferred revenue.

IFRS net loss is expected to range between US$0.20 and US$0.16 per share. IFRS net loss includes a total of US$0.13 per share in after-tax amortization of intangible assets, after-tax restructuring charges, stock-based compensation costs, and acquisition-related fair value adjustment of deferred revenue.

This guidance, which is a forward-looking statement, was established by management based on existing backlog as of the date of this news release, seasonality, expected bookings for the remaining of the quarter as well as exchange rates as of the date of this news release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review fourth quarter and year-end financial results for fiscal 2018. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following conference ID number will be required: 3521447. EXFO's Executive Chairman Germain Lamonde, CEO Philippe Morin, and Pierre Plamondon, CPA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8:15 p.m. on October 18, 2018. The replay number is 1-719-457-0820 and the conference ID number is 3521447. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We've spent over 30 years earning this trust, and today more than 2,000 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (non-IFRS sales, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Non-IFRS sales represent total sales plus acquisition-related deferred revenue fair value adjustment. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) attributable to the parent interest before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, share in net loss of an associate, gain on the deemed disposal of the investment in an associate, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on the company's IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also used by financial analysts to evaluate and compare EXFO's performance against that of competitors and industry players in the sector.

Finally, these measures help the company plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO's performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of non-IFRS sales to IFRS sales, in thousands of US dollars:

	Q4 2018	Q4 2017	FY 2018	FY 2017

IFRS sales	$69,216	$62,981	$269,546	$243,301
Acquisition-related deferred revenue fair value adjustment	873	–	2,095	–

Non-IFRS sales	$70,089	$62,981	$271,641	$243,301

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest, in thousands of US dollars:

Adjusted EBITDA

	Q4 2018	Q4 2017	FY 2018	FY 2017

IFRS net earnings (loss) attributable to the parent interest	$(3,951)	$844	$(11,902)	$851

Add (deduct):

Depreciation of property, plant and equipment	1,472	1,008	5,444	3,902
Amortization of intangible assets	1,942	1,048	10,327	3,289
Interest and other expenses	508	275	1,378	303
Income taxes	254	1,113	5,678	6,608
Stock-based compensation costs	468	431	1,748	1,414
Restructuring charges	4,409	1,266	4,409	5,079
Change in fair value of cash contingent consideration	46	(383)	(670)	(383)
Acquisition-related deferred revenue fair value adjustment	873	–	2,095	–
Share in net loss of an associate	–	–	2,080	–
Gain on deemed disposal of the investment in an associate	–	–	(2,080)	–
Foreign exchange (gain) loss	77	2,943	(1,309)	978
Adjusted EBITDA for the period	$6,098	$8,545	$17,198	$22,041

Adjusted EBITDA in percentage of sales	8.8%	13.6%	6.4%	9.1%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2018	2017
Assets

Current assets
Cash	$12,758	$38,435
Short-term investments	2,282	775
Accounts receivable
Trade	47,273	41,130
Other	4,137	3,907
Income taxes and tax credits recoverable	4,790	4,955
Inventories	38,589	33,832
Prepaid expenses	5,291	4,202
Other assets	2,279	–
	117,399	127,236

Tax credits recoverable	47,677	38,111
Property, plant and equipment	44,310	40,132
Intangible assets	29,866	11,183
Goodwill	39,892	35,077
Deferred income tax assets	4,714	6,555
Other assets	686	947
	$284,544	$259,241
Liabilities

Current liabilities
Bank loan	$10,692	$–
Accounts payable and accrued liabilities	47,898	36,776
Provisions	2,954	3,889
Income taxes payable	873	663
Deferred revenue	16,556	11,554
Other liabilities	3,197	–
Current portion of long-term debt	2,921	–
	85,091	52,882

Provisions	2,347	–
Deferred revenue	6,947	6,257
Long-term debt	5,907	–
Deferred income tax liabilities	5,910	3,116
Other liabilities	421	196
	106,623	62,451

Shareholders' equity
Share capital	91,937	90,411
Contributed surplus	18,428	18,184
Retained earnings	114,906	127,160
Accumulated other comprehensive loss	(47,350)	(38,965)
	177,921	196,790

	$284,544	$259,241

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2018	Twelve months ended August 31, 2018	Three months ended August 31, 2017	Twelve months ended August 31, 2017

Sales	$69,216	$269,546	$62,981	$243,301

Cost of sales (1,2)	27,426	105,004	23,972	94,329
Selling and administrative (2)	24,728	98,794	20,834	86,256
Net research and development (2)	16,714	57,154	11,327	47,168
Depreciation of property, plant and equipment	1,472	5,444	1,008	3,902
Amortization of intangible assets	1,942	10,327	1,048	3,289
Change in fair value of cash contingent consideration	46	(670)	(383)	(383)
Interest and other expense	508	1,378	275	303
Foreign exchange (gain) loss	77	(1,309)	2,943	978
Share in net loss of an associate	‒	2,080	‒	‒
Gain on deemed disposal of the investment in an associate	‒	(2,080)	‒	‒
Earnings (loss) before income taxes	(3,697)	(6,576)	1,957	7,459

Income taxes	254	5,678	1,113	6,608

Net earnings (loss) for the period	$(3,951)	$(12,254)	$844	$851

Net loss for the period attributable to non-controlling interest	$ ‒	$(352)	$ ‒	$ ‒

Net earnings (loss) for the period attributable to parent interest	$(3,951)	$(11,902)	$844	$851

Basic and diluted net earnings (loss) attributable to parent interest per share	$(0.07)	$(0.22)	$0.02	$0.02

Basic weighted average number of shares outstanding (000's)	55,112	54,998	54,708	54,423

Diluted weighted average number of shares outstanding (000's)	55,112	54,998	55,784	55,555

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Restructuring charges included in:
Cost of sales	$517	$517	$115	$1,697
Selling and administrative	673	673	231	1,150
Net research and development	3,219	3,219	920	2,232
Interest and other expense	150	150	‒	‒
Income taxes	(1,150)	(1,150)	‒	‒
	$3,409	$3,409	$1,266	$5,079

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended August 31, 2018	Twelve months ended August 31, 2018	Three months ended August 31, 2017	Twelve months ended August 31, 2017

Net earnings (loss) for the period	$(3,951)	$(12,254)	$844	$851
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	(1,458)	(6,491)	13,028	8,262
Unrealized gains/losses on forward exchange contracts	(505)	(1,476)	1,765	1,403
Reclassification of realized gains/losses on forward exchange contracts in net earnings	(132)	(972)	64	423
Deferred income tax effect of gains/losses on forward exchange contracts	136	554	(510)	(479)
Other comprehensive income (loss)	(1,959)	(8,385)	14,347	9,609

Comprehensive income (loss) for the period	(5,910)	(20,639)	15,191	10,460

Comprehensive loss for the period attributable to non-controlling interest	‒	(352)	‒	‒

Comprehensive earnings (loss) for the period attributable to parent interest	$(5,910)	$(20,287)	$15,191	$10,460

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs	1,405	(1,405)	–	–	–
Stock-based compensation costs	–	1,439	–	–	1,439
Net earnings for the year	–	–	851	–	851
Other comprehensive income
Foreign currency translation adjustment	–	–	–	8,262	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $479	–	–	–	1,347	1,347

Total comprehensive income for the year					10,460

Balance as at August 31, 2017	$90,411	$18,184	$127,160	$(38,965)	$196,790

	Year ended August 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders' equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$–	$196,790
Reclassification of stock-based compensation costs	1,526	(1,526)	–	–	–	–
Stock-based compensation costs	–	1,770	–	–	–	1,770
Business combination	–	–	–	–	(3,662)	(3,662)
Acquisition of non-controlling interest	–	–	(352)	–	4,014	3,662
Net loss for the year	–	–	(11,902)	–	(352)	(12,254)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $554	–	–	–	(1,894)	–	(1,894)

Total comprehensive loss for the year						(20,639)

Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$–	$177,921

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2018	Twelve months ended August 31, 2018	Three months ended August 31, 2017	Twelve months ended August 31, 2017

Cash flows from operating activities
Net earnings (loss) for the period	$(3,951)	$(12,254)	$844	$851
Add (deduct) items not affecting cash
Stock-based compensation costs	468	1,748	494	1,477
Depreciation and amortization	3,414	15,771	2,056	7,191
Write-off of capital assets	267	592	‒	‒
Change in fair value of cash contingent consideration	46	(670)	(383)	(383)
Deferred revenue	316	1,998	(1,303)	1,723
Deferred income taxes	(1,165)	1,368	(109)	1,054
Share in net loss of an associate	–	2,080	‒	‒
Gain on deemed disposal of the investment in an associate	–	(2,080)	‒	‒
Changes in foreign exchange gain/loss	58	(181)	2,051	1,096
	(547)	8,372	3,650	13,009
Changes in non-cash operating items
Accounts receivable	(418)	7,275	2,254	3,955
Income taxes and tax credits	2,873	86	(1,154)	(2,386)
Inventories	(1,008)	(1,020)	920	911
Prepaid expenses	(148)	57	(157)	(918)
Other assets	(542)	(1,311)	6	(121)
Accounts payable, accrued liabilities and provisions	1,028	1,033	(3,501)	(1,745)
Other liabilities	(223)	(122)	165	165
	1,015	14,370	2,183	12,870
Cash flows from investing activities
Additions to short-term investments	(1,068)	(1,550)	(23)	(2,910)
Proceeds from disposal and maturity of short-term investments	–	234	2,778	6,374
Purchases of capital assets	(2,772)	(10,452)	(1,727)	(7,175)
Investment in an associate	–	(12,530)	‒	‒
Business combinations, net of cash acquired	(480)	(19,600)	(313)	(12,792)
	(4,320)	(43,898)	715	(16,503)
Cash flows from financing activities
Bank loan	(189)	11,061	‒	‒
Repayment of long-term debt	(661)	(1,688)	‒	(1,480)
Other liabilities	(1,449)	(1,449)	‒	‒
Acquisition of non-controlling interest	–	(3,657)	‒	‒
	(2,299)	4,267	‒	(1,480)
Effect of foreign exchange rate changes on cash	(127)	(416)	1,164	340

Change in cash	(5,731)	(25,677)	4,062	(4,773)
Cash – Beginning of the period	18,489	38,435	34,373	43,208

Cash – End of the period	$12,758	$12,758	$38,435	$38,435